

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

October 3, 2016

Chee Chau Ng
Chief Executive Officer
Prevention Insurance.com
Suite A No. 79-3
Jalan Metro PerdanaBara 1
Taman Usahawan Kepong
52000 Kuala Lumpor
Malaysia

> **Re:** **Prevention Insurance.com**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 23, 2016**
> **File No. 000-32389**

Dear Mr. Ng:

We have limited our review of your preliminary information statement to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

1.   You state that you are changing the name of your company to reflect your new business direction and your plans for the future. Please expand on your disclosure to explain your new business direction and future plans. Please also affirmatively disclose whether you have any plans or intentions to enter into a merger, consolidation, acquisition or similar business transaction. If such plans or intentions exist, please provide the disclosure required by Schedule 14A, including Items 11, 13 and 14, as appropriate. Refer to Note A to Schedule 14A and Item 1 of Schedule 14C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot, Special Counsel, at 202-551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Daniel H. Luciano, Esq.